  Exhibit 99.1

RENEW ENERGY GLOBAL PLC

(a public limited company having its registered office at C/o Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB, England and incorporated in England and Wales with company number 13220321)

NOTICE OF ANNUAL GENERAL MEETING 2024

to be held on Friday, September 20, 2024 at 10:30 A.M. (BST)

at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to what action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent adviser authorized under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom, or if you reside elsewhere, another appropriately authorized financial adviser.

If you have recently sold or transferred all your shares in ReNew Energy Global Plc, please forward this document, together with the accompanying documents, to the purchaser or transferee or to the stockbroker or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

CHAIRMAN’S LETTER

Dear Shareholder,

I am pleased to enclose the notice of the third annual general meeting of the shareholders of ReNew Energy Global Plc (“ReNew” or the “Company”) (the “Annual General Meeting” or “AGM”), to be held at 10:30 a.m. (British Summer Time) on Friday, September 20, 2024 at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom. The accompanying notice of Annual General Meeting (the “Notice”) describes the AGM, the resolutions you will be asked to consider and vote upon and related matters.

We look forward to welcoming shareholders in person at the AGM. Your vote is important, regardless of the number of shares you hold. We therefore strongly encourage you to place your vote by proxy on the resolutions in the Notice. If you are a shareholder of record holding Voting Shares (see note 4 of the Further Notes on page 3 of this document), you may vote by signing, dating and returning your proxy form in the envelope provided, returning the proxy form by email, or voting online or by telephone. To ensure your vote is counted, please ensure that your proxy appointment is made in accordance with the instructions in notes 13 to 16 of the Further Notes on page 4 of this document by no later than 11:30 a.m. BST on Wednesday, September 18, 2024.

If you are a beneficial owner (not a shareholder of record), with Voting Shares held within the systems of The Depository Trust Company through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm on how to give directions about the voting of your shares. To ensure your vote is counted, please ensure that your voting directions are received in accordance with these instructions by no later than 11:30 a.m. BST on Wednesday, September 18, 2024.

If you hold depositary receipts issued by Computershare Trust Company, N.A. (“Computershare”) in respect of Voting Shares, you will receive instructions from Computershare on how to give directions about the voting of your shares. To ensure your vote is counted, please ensure that your voting directions are received in accordance with these instructions by no later than 11:59 p.m. EDT on Monday, September 16, 2024.

Recommendation

You will find an explanation of each resolution to be proposed at the AGM within the Explanatory Notes on page 2 of this document. The Company’s board of directors (the “Board”) considers that all these resolutions are in the best interests of the Company and its shareholders as a whole and are most likely to promote the success of the Company. The Board recommends that you vote in favor of each of the proposed resolutions. Members of the Board with beneficial holdings in the Company intend to do so.

Thank you for your continued support of ReNew.

Yours sincerely,

By: /s/ Sumant Sinha

Sumant Sinha

Chairman and Chief Executive Officer

August 12, 2024

NOTICE OF 2024 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the third annual general meeting (the “Annual General Meeting” or “AGM”) of ReNew Energy Global Plc (the “Company”) will be held at 10:30 a.m. (British Summer Time) on Friday, September 20, 2024 at St. James’ Court, the Taj, 54 Buckingham Gate, London, SW1E 6AF, United Kingdom.

The business of the AGM will be to consider and, if thought fit, pass the resolutions below. All resolutions will be proposed as ordinary resolutions. Explanations of the resolutions are given in the Explanatory Notes on page 2 of this document and additional information on voting at the Annual General Meeting can be found in the Further Notes on pages 3 to 5. All resolutions will be put to a vote on a poll.

Certain of the resolutions that shareholders of the Company will be asked to consider may not be familiar to them because, unlike many companies with shares traded on the Nasdaq Capital Market, the Company is incorporated under the laws of England and Wales and is therefore subject to the U.K. Companies Act 2006 (the “Companies Act”). The Companies Act obliges the Company to propose certain matters to shareholders for approval that would generally not be subject to periodic approval by shareholders of companies incorporated in the United States but are routine items for approval by shareholders of companies incorporated in England and Wales.

ORDINARY RESOLUTIONS:

Companies Act annual reports and accounts

1.	THAT the annual accounts and reports of the Company for the financial year ended March 31, 2024 (the “2024 Annual Reports and Accounts”) be received.

Directors’ remuneration report

2.	THAT the directors’ remuneration report of the Company for the financial year ended March 31, 2024, as set forth on pages 76 to 91 of the 2024 Annual Reports and Accounts, be approved.

Re-appointment of auditor

3.

THAT KNAV Limited (“KNAV”) be re-appointed as auditor of the Company, to hold office from the conclusion of this AGM until the conclusion of the next general meeting at which the Company’s annual accounts and reports are laid before the Company.

Auditor’s remuneration

4.	THAT the Board and its Audit Committee be severally authorized to determine the auditor’s remuneration.

By Order of the Board

By: /s/ Samir Rai

Samir Rai

Company Secretary

August 12, 2024

EXPLANATORY NOTES

The explanatory notes that follow form part of the notice of this AGM and provide important information regarding the items of business to be considered at the AGM. Resolutions 1 to 4 (inclusive) are proposed as ordinary resolutions. This means that for each of these resolutions to be passed, more than half the votes cast must be in favour of the resolution.

Resolution 1 (Companies Act annual reports and accounts)

The Board is required to lay its annual reports and accounts before a general meeting each year. The ‘2024 Annual Reports and Accounts’ comprise the Company’s directors’ report, strategic report, directors’ remuneration report and annual accounts and auditor’s report for the financial year ended March 31, 2024, prepared in accordance with the Companies Act. The 2024 Annual Reports and Accounts were considered and approved unanimously by the Board on July 29, 2024.

This is the Company's routine submission of the Annual Reports and Accounts for the year ended March 31, 2024

.

Resolution 2 (Directors’ remuneration report)

The Directors’ remuneration report sets out the pay and benefits received by each of the directors in respect of the financial year ended March 31, 2024, prepared in accordance with the Companies Act. The Company is required to seek shareholders’ approval of this report. The directors’ remuneration report can be found on pages 76 to 91 of the 2024 Annual Reports and Accounts. The remuneration report, which was based on the recommendations of the Remuneration Committee, was considered and approved unanimously by the Board on July 29, 2024.

The Resolution 2 is an advisory vote to approve the Directors’ Remuneration Report for the year ended March 31, 2024.

Resolution 3 (Re-appointment of auditor)

The current appointment of KNAV Limited (“KNAV”) as Auditor of the Company will terminate at the conclusion of this year’s AGM. KNAV has expressed its willingness to continue in office. The Audit Committee and the Board have unanimously recommended that KNAV be re-appointed until the conclusion of the next general meeting of the Company at which the Company’s annual accounts and reports are laid.

Resolution 4 (Auditor’s remuneration)

The directors may set the remuneration of the auditor if authorized to do so by the shareholders. The Board has recommended that the Audit Committee be authorized to determine the remuneration of KNAV. This resolution seeks authority for the Board and the Audit Committee severally to set the remuneration of the Auditor for the financial year 2024-25.

FURTHER NOTES

1.

Some of the resolutions are items that are required to be approved by shareholders under the Companies Act and generally do not have an analogous requirement under United States laws and regulations. As such, while these resolutions may be familiar and routine to shareholders accustomed to being shareholders of companies incorporated in England and Wales, other shareholders may be less familiar with these routine resolutions and should review and consider each resolution carefully.

2.

In accordance with the Articles, all resolutions will be taken on a poll. Voting on a poll will mean that all votes attaching to each Voting Share represented in person or by proxy will be counted in the vote.

3.

All resolutions will be proposed as ordinary resolutions. The ordinary resolutions will be passed by a simple majority of the total voting rights of shareholders who vote on them, whether in person or by proxy.

4.

“Shareholders of record” are those persons registered in the register of members of the Company in respect of at least one share in the Company at 23:59 (Eastern Daylight Time) on August 8, 2024 (the “Record Date”). If, however, shares in the Company within the systems of The Depository Trust Company (“DTC”) are held for you in a stock brokerage account or by a broker, bank or other nominee, you are considered the “beneficial owner” of those shares. Only shareholders of record have the right to attend, speak and (in respect of any Class A Ordinary Share, Class B Ordinary Share or Class D Ordinary Share (together “Voting Shares”)) vote at the AGM. Changes to the register of members after the deadline above will be disregarded in determining the rights of any person to attend and vote at the meeting.

5.

Beneficial owners of Voting Shares as at the Record Date generally have the right to direct their broker or other agent how to vote the Voting Shares in their account and are also invited to attend the Annual General Meeting. However, as beneficial owners are not shareholders of record of the relevant Voting Shares, they may not vote their Voting Shares at the Annual General Meeting unless they request and obtain a legal appointment as proxy from their broker or agent. The proxy form effecting this appointment must be delivered to the Company in accordance with the instructions for the delivery of proxy forms by shareholders of record given below no later than 11:30 a.m. BST on Wednesday, September 18, 2024.

6.

Holders as at the Record Date of depositary receipts issued by Computershare Trust Company, N.A. (“Computershare”) generally have the right to direct Computershare how to vote the Voting Shares underlying their depositary receipts and are also invited to attend the Annual General Meeting. However, as holders of depositary receipts are not shareholders of record of the relevant Voting Shares, they may not vote their Voting Shares at the Annual General Meeting unless they request and obtain a legal appointment as proxy from Computershare. The proxy form effecting this appointment must be delivered to the Company in accordance with the instructions for the delivery of proxy forms by shareholders of record given below no later than 11:30 a.m. BST on Wednesday, September 18, 2024.

7.

In accordance with the provisions of the Companies Act, and in accordance with the Articles, a shareholder of record is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend and to speak and vote at the Annual General Meeting. A shareholder of record may appoint more than one proxy in relation to the Annual General Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares. Such proxies need not be shareholders of record, but must attend the Annual General Meeting and vote in accordance with any instructions given by the shareholder of record. Further details regarding the process to appoint a proxy, voting and the deadlines therefor are set out in the “Voting Process; Appointment and Revocation of Proxies” section below.

8.

Pursuant to section 527 of the Companies Act, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on its website a statement setting out any matter that the members propose to raise at the AGM relating to:

(a)	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or

(b)

any circumstances connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act.

Section 528 of the Companies Act specifies requirements for the Company to make the statement available on the website. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with section 527 or section 528. Where the Company is required to place a statement on a website under section 527 of the Companies Act, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required under section 527 of the Companies Act to publish on a website.

9.

The results of the polls taken on the resolutions at the Annual General Meeting and any other information required by the Companies Act will be made available on the Company’s website as soon as reasonably practicable following the AGM and for a period of two years thereafter.

10.

A copy of this Annual General Meeting notice can be found at the Company’s website https://investor.renew.com/. Recipients of this notice and the accompanying materials may not use any electronic address provided in this notice or such materials to communicate with the Company for any purposes other than those expressly stated.

11.

If you wish to attend the Annual General Meeting in person, please bring photo identification to enable the Company to confirm your right to attend and vote. On arrival at the Annual General Meeting venue, all those entitled to vote will be required to register and collect a poll card. In order to facilitate these arrangements, please arrive at the Annual General Meeting venue in good time. You will be given instructions on how to complete your poll card at the Annual General Meeting.

12.	If you have general queries about your shareholding, please contact the bank or brokerage firm through which you hold your shares, or Computershare if you hold depositary receipts, or ir@renew.com.

VOTING PROCESS; APPOINTMENT AND REVOCATION OF PROXIES

13.

If you are a shareholder of record holding Voting Shares, you can appoint a proxy to vote for you, and (if you wish) give instructions on how your proxy should vote, by marking, dating, signing and returning the proxy form by post to the Company’s office at C/O Vistra (UK) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB, England or by email to CorpSec@renewpower.uk. In the case of a shareholder of record which is a legal entity, the proxy form must be executed on its behalf by a duly authorized signatory or an attorney for the entity. Any power of attorney or any other authority under which a proxy form is signed on behalf of any shareholder of record (or a duly certified copy of it) should be included with the proxy form. In order to be valid, your proxy form must be received no later than 11:30 a.m. BST on Wednesday, September 18, 2024.

14.

Alternatively, if you are a shareholder of record holding Voting Shares, you may appoint a proxy online at www.ProxyVote.com or (from within the United States) by telephone on 1-800-454-8683. You will need to enter the 16-digit control number on your proxy form. If you make a voting election online or by telephone, you will (unless the Company agrees otherwise with you) be deemed to have appointed the Chairman of the AGM as your proxy for the AGM and instructed him to vote your shares in accordance with your election. If you make no election in respect of a particular resolution, your proxy will not vote on the resolution. In order to be valid, your voting election must be made no later than 11:30 a.m. BST on Wednesday, September 18, 2024.

15.	The appointment of a proxy will not preclude a shareholder of record from attending and voting in person instead of the proxy at the AGM.

16.

A shareholder of record who has appointed a proxy may revoke the appointment by delivering to the address or email address for delivery of proxy forms given above, before the deadline for the receipt of proxy forms given above, either a duly signed written notice that the proxy is revoked bearing a date later than that indicated on the proxy form or a duly signed subsequently dated proxy form. Voting elections made online or by telephone may also be changed until the deadline for such elections given above.

17.

If you are a beneficial owner (not a shareholder of record), with Voting Shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm on how to give directions about the voting of your shares. You must follow these instructions in order for your shares to be voted. The instructions will also explain how you may revoke any previous directions. In order to be valid, your voting directions must be received no later than 11:30 a.m. BST on Wednesday, September 18, 2024. Any voting direction submitted to the Company or its agent by you or on your behalf in accordance with these instructions will (unless the Company agrees otherwise with you) be deemed to constitute the appointment of the Chairman of the AGM as proxy on behalf of DTC’s nominee (which is the registered holder of your shares) in respect of your shares for the AGM and an instruction to the proxy to vote those shares in accordance with your direction. If you give no direction in respect of a particular resolution, the proxy will not vote on the resolution (except that your broker may give instructions to the proxy to vote on certain resolutions at the broker’s discretion in accordance with applicable regulations or, if you return a paper voting instruction form, as described on that form).

18.

If you hold depositary receipts issued by Computershare in respect of Voting Shares, you will receive instructions from Computershare on how to give directions about the voting of your shares. You must follow these instructions in order for your shares to be voted. The instructions will also explain how you may revoke any previous directions. In order to be valid, your voting directions must be received no later than 11:59 p.m. EDT on Monday, September 16, 2024. Following receipt of your instructions, Computershare will instruct its nominee (which is the registered holder of the shares underlying your depositary receipts) to pass on your instructions to the Company’s agent, which will be deemed to constitute the appointment of the Chairman of the AGM (or some other person agreed by the Company and Computershare) as the nominee’s proxy for the AGM in respect of your shares and an instruction to the proxy to vote those shares in accordance with your directions. If you give no direction in respect of a particular resolution, the proxy will not vote on the resolution.